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EXHIBIT 99.1

GEORGIA-PACIFIC TELEVISION

SPECIAL EMPLOYEE BROADCAST

KOCH INDUSTRIES

On November 14, 2005, Pete Correll, Chairman and Chief Executive Officer of Georgia-Pacific Corporation, hosted Koch Industries’ Chairman and Chief Executive Officer and President and Chief Operating Officer in a special employee broadcast to discuss the proposed acquisition of Georgia-Pacific by Koch Industries. Set forth below is a transcript of such employee broadcast:

(AUDIENCE APPLAUSE)

(PETE CORRELL)

Thank you. Thank you all for being here on such short notice and good morning, or good afternoon in—in Europe. Of course, you’ve all heard that we’ve signed an agreement to—for Koch Industries to acquire the outstanding common stock of Georgia-Pacific. This is a bold step forward for our company. I think it’s wonderful news for our shareholders. I think—by the—hope by the time we finish this broadcast today, you’ll understand there’s wonderful news for our employees, that this is a real win/win and we’re look—have all the right in the world to be excited about this.

You know, Koch Industries could possibly be the largest and best managed company that you never heard of. (AUDIENCE LAUGHTER) But, from the purchase of the Brunswick mills and Leaf River in 2004, we began to understand the power of this company and what they were. In a few moments, the two top executives from Koch will talk a little bit more about their company; their intent to purchase us. But, let me give you a little background on Koch and share with you some of the details about the deal that we just announced.

As I’ve said, many of you knew—know Koch through their purchase of our pulp mills. But, Koch’s far more than that. (VIDEO CLIPS OF KOCH BUSINESS ACTIVITIES SHOWN) Like us, they are a manufacturing company that serves a broad range of markets with numerous products and services. Some of their markets include oil refinery, petrochemicals, specialty fibers for carpets and clothing, and process equipment for a wide-range of industries, including our own industry.

The company’s roots date back to the 1920’s when Fred Koch, Charles’ father started the company to sell his innovative crude—crude oil refining techniques. Like us, they’ve grown through acquisitions and expansions. They truly foster the spirit of entrepreneurship throughout their entire company. And today, they are a $60 billion private company, based in Wichita, Kansas with operations around the world.

Even more importantly, like us, they value dignity and respect. They value safety. They value participating in programs like VPP. They value and are proud of their environmental leadership and they’ve been recognized and—numerous occasions for their environmental stewardship. (END VIDEO CLIPS) And, what was really important to me, they value the 30,000 employees of Koch the same way you know that we value the 55,000 employees of Georgia-Pacific.

As we go through this process, I want you to keep in mind that this is a coming together of two very similar companies. They share similar values and similar goals, growth, safety, environmental stewardship, treating people with dignity and respect, focusing on customers, and excellence in all they do.

I know you’ve got lots of questions. And they’re mostly about you, your co-workers, exactly what’s going to happen to your business, etc. And just try to remember today is the first business day of a process that’s going last—last weeks. And we will be rolling out information as we have it in the coming weeks. We’ll absolutely do our best to answer your questions as quickly as possible, and as directly as possible. Some of the questions I’ll be able to answer today; and some will have to wait ‘til later in the week when legal filings are—are out and the information is public. But, I want everybody to know that we understand the anxiety in the organization and we’re going to do our darndest to over communicate with you during this process.

(KOCH LOGO ON SCREEN) Now, I’d like to take just a few minutes and describe some of the components of the agreement between Koch and Georgia-Pacific, as well as highlight the next steps in the process. In addition, I’ll take your questions today if—from the audience or from the old faithful call-in number; 800/947-8549 from North America. And if you’re calling in internationally, it’s

400/404-652-5265.

Like I already said, this is a dramatic step in Georgia-Pacific’s history. And in the transformation of this company, and it truly underscores the value that we’ve created here that the market simply refused to recognize. The Boards of Directors of both Koch and Georgia-Pacific have unanimously approved the agreement for Koch Forest Products, a subsidiary of Koch to acquire to make a (GRAPHIC ON SCREEN) $48 per share cash offer for all the outstanding Georgia-Pacific shares. (GRAPHIC ON SCREEN) That means the transaction has a total value of $21 billion including our debt, and is by far the largest transaction in the history of our industry.

For G-P shareholders, this represents a (GRAPHIC ON SCREEN) 39% premium based on the closing price of the common stock on Friday. And it represents a 27-percent premium over our 5-year high. Koch Forest Products plans to (GRAPHIC ON SCREEN) launch its tender offer for all the outstanding shares of common stock no later than this Friday. Koch’s plan is to close this offer as quickly as possible, subject to customary conditions including anti-trust clearances in various countries.

This is an all-cash offer. And (GRAPHIC ON SCREEN) the transaction is not contingent on any financing. Debt financing has been secured by Koch through Citibank. What—what this will do in affect is (GRAPHIC ON SCREEN) make Georgia-Pacific a privately-held subsidiary of Koch Industries. With the process complete, we’ll de-list the stock on the New York Stock Exchange, and we will be a private company. That’s certainly a big change for all of us. I never have worked in a private company, I bet many of you have never worked in a private company.

But, what won’t change is our name. (GRAPHIC ON SCREEN) We’ll be Georgia-Pacific. What won’t change is our headquarters. We’ll be here in Atlanta. What won’t change is our logo and our—all of our products. So, all those T-shirts that have Georgia-Pacific on them, don’t throw them away. (AUDIENCE LAUGHTER) All the assets included in this transaction—all of our assets including our International Consumer Products and all of our domestic businesses. In other words, Georgia-Pacific is going to continue to be Georgia-Pacific—we’re the same thing. Our—(GRAPHIC ON SCREEN) also, Wes Jones and our buddies in Leaf River and Brunswick are going to be re-integrated back into Georgia-Pacific. (AUDIENCE LAUGHTER) I hope they didn’t throw their signs away. (AUDIENCE LAUGHTER) So, we’ll be there to welcome back our colleagues and friends.

You know, speaking of friends, one of the fun things about this transaction is I’ve gotten to know two very nice gentlemen. Charles Koch and Joe Moeller. Charles is Chairman and CEO of Koch; and Joe is Koch’s President and COO. Both of them are here today to tell us a little bit more about Koch. To offer their prospective on how

Georgia-Pacific fits their plans. So, Charles would you come up and speak to our group, please?

(AUDIENCE APPLAUSE)

(CHARLES KOCH)

Thank you and good morning, and good afternoon, or evening, wherever you are. And, thank you, Pete, for those very generous remarks and even more, I want to thank Pete and—and the Georgia-Pacific team for the extremely professional way they’ve handled this transaction. Because of all the acquisitions we’ve made over the last 40 years, this transaction has been handled by the Georgia-Pacific team in the most professional and the best way we’ve ever experienced. And that gives us a really good feeling and I hand it to you all for that. (AUDIENCE APPLAUSE)

Finally, and last but not least, I—I want to thank Adalee for that great, delicious, Georgia Cracker Pie last night. (AUDIENCE APPLAUSE) And I am not kidding. That was the best pie I’ve ever eaten and I kept waking up last night wishing I’d eaten the whole thing. (AUDIENCE APPLAUSE) I want a repeat on that, Pete.

As Pete indicated, I’m Chairman and CEO of Koch Industries and Joe’s our—our President. And our—our company was—what’s Koch Industries today, was actually founded in 1940. That’s 65 years ago. I joined the company full-time 44 years ago, and I’ve been Chairman and CEO for the last 38 of those years. They keep trying to get rid of me, but they’re—they keep failing in that. (AUDIENCE LAUGHTER) As I like to say, when our employees ask me when I’m going to retire, I say, I’m going to ride my bicycle ‘till I fall off. (AUDIENCE LAUGHTER) But, Joe, on the other hand, has only been with us 39 years; (AUDIENCE LAUGHTER) and the last 6 as—as President.

But, we are absolutely thrilled to be here and to have this opportunity to join forces with Georgia-Pacific, which is a company that I have long admired. I didn’t have any idea we’d ever get involved in this transaction as—but if I could have dreamed about that, it would have been a dream come true. And this, of course, is an extremely large acquisition, not only for us, but for—for anybody. And what’s made us willing to take such a big step, among other things, is the very positive experience we’ve had from acquiring your pulp business. Because it’s demonstrated to us the quality of your people and your assets and the value and opportunities that can be created by combining our capabilities. We’re already investing $100 million in improving and expanding those two plants, and plan on investing another $200 million on top of that.

And that leads, I think, right to the merits of this acquisition. As a private company, with over $60 billion in revenues that re-invest 90% of its earnings, we have the flexibility and resources to pursue strategies and investments that we couldn’t as a public company. Our value doesn’t fluctuate with quarterly earnings. So, we can focus on building and investing for the long-term. And believe me, that’s what we do.

And beyond viewing Georgia-Pacific as a great investment, we view it primarily as a whole new set of platforms for growth. And believe me when I say that when we have platforms for growth, when we have basic capabilities that are essential to our future, we strongly support them. And that—that goes all the way from brands to marketing strategies to facilities to support capabilities and across the board. And I think you’ll find that our whole history bears out what I’m saying. That over the last 40 years, we’ve grown—40 some years, we’ve grown roughly 1,600 fold, or more than 15 times the growth of the stock market as a whole. And we’ve accomplished this by, as I say, focusing on re-investment, growth, and the application of our business philosophy. What we call Market Based Management. And Market Based Management stresses a number of things. The first is value creation. The next is principled entrepreneurship. The next is experimental discovery, waste elimination, and rewarding employees for their contributions as best we can possibly do.

And today the way you’ve seen various groupings of our businesses, but the way I think of our businesses is fitting into three different groupings. The first one would be chemical process related businesses. And that would include oil refining, chemicals, fertilizers, and chemical technology. For example, we’re the world-leader in such process technologies as mass transfer combustion and a number of others.

Then our second group is fibers and resins. And that includes a number of great brands. Just as Georgia-Pacific has great brands. And we strongly support these brands. Brands such as Lycra Fiber and Stainmaster Carpet. And we’re now the—the world’s largest producer of synthetic fibers.

In our third grouping is trading of all kinds. That includes crude oil, refined products, energy, chemicals, paper, minerals, metals, financial instruments. For example, we’re the largest dealer in municipal leases. And of course, with this acquisition, we’re going to have a fourth great world-leading group which we would characterize as Forest Products. And that group we will call Georgia-Pacific.

Now, as Pete indicated what we view, or we believe our approach to values and business is as close to yours as can be given the inherent differences be—between a private and a public company. We embrace certain core values such integrity and humility. And we share your commitment to environmental and safety excellence and to community involvement. We both have multiple OSHA Star Status Sites, and we will both have received Keep America Beautiful Awards.

So, based on all this, we have tremendous confidence in

your organization. And obviously if we didn’t, we wouldn’t have taken this giant step. Now, while I say that, there of course, will be changes. For example, we will be naming one of our top leaders as CEO. At the same time, Pete Correll has graciously agreed to stay on as Chairman and actively involved. And we have no plans to change the name, move the headquarters or radically restructure your businesses. Instead, as I indicated, our plan is to integrate our capabilities with yours to build on the great Georgia-Pacific tradition.

So, together, I believe the future is extremely bright. And, I just say, thank you. I appreciate your attention. And I look forward to working and growing with you. (AUDIENCE APPLAUSE)

Now you—now you need to hear—I’m—I’m kind of the philosophy guy, now you need to hear from the guy who does the work; Joe.

(AUDIENCE APPLAUSE)

(JOE MOELLER)

Thank you Charles and thank you Pete. You know, it’s tough when you’ve been around for 39 years and he still refers to me as rookie; so. (AUDIENCE LAUGHTER) As Charles mentioned, I’ve been with Koch my entire career. And throughout those 39 years, one thing that has really been consistent and that has been our focus on growth. And whether we were starting a business from scratch; whether we were actually purchasing a business in the marketplace, we’ve always been eager to invest in businesses to help them both improve and to prosper. In fact, our point of view is quite simple. We believe that you’re either improving and growing a business, or it’s going to die. And I can’t begin to tell you how excited we are about Georgia-Pacific’s prospects. We see a strong culture. Great people. Outstanding brands and many competitively advantaged assets. Trust me, we intend to build on that tremendous foundation. When you combine the strengths that Georgia-Pacific has with Koch capabilities, we believe G-P’s prospects are truly unlimited.

We’re also ex—excited about expanding our presence in Georgia. You may or may not know we are the largest shareholder in Colonial Pipeline, that’s the world’s largest refined products pipeline, it’s located just up the road in Alpharetta, Georgia. When we acquired Invista from Dupont last year, we established the headquarters for their carpet business at Kennesaw; so that’s also not far from here. So, it’s safe to say that we like Georgia. We like—we like Atlanta and we absolutely have no plans about moving headquarters from here.

I know that you have many questions about Koch and how—how do we intend to move forward, and to help answer a lot of those questions, I would encourage you to visit our website; that’s Kochind.com. And I would remind you being in Atlanta that is K-O-C-H. (AUDIENCE LAUGHTER) I just—I want to make sure you’re on the right website. (AUDIENCE LAUGHTER) And as of this morning, we have a special page devoted to the news for Georgia-Pacific employees. We’re going to update that site as often as necessary. We’ll try to give you the best information we can about the transaction.

But, trust me, you don’t need a website to see the big picture. It’s all about growth, continued success, and the potential for an even greater accomplishments and awards for the years to come. I look forward to working with each and every one of you. And thank you very much. (AUDIENCE APPLAUSE)

(PETE CORRELL)

Thanks Joe and Charles. I—I would apologize for Adalee’s shamelessly bribing you with good Southern cooking, (AUDIENCE LAUGHTER) but—but welcome to the South. I’m going to take your questions now. I have asked Joe and Charles not to answer any questions. As you know, we’re in a very sensitive legal time here, and we’re going to be rolling out documents during the week. The merger document rolled this morning—the—the—the tender offer will roll Thursday or Friday. That’ll free us to answer some more things.

So, I know a lot of you have got questions about benefits, about salaries, about compensation plans. And I—I guess I just ask you to think of this as one thing. We’re still going to be Georgia-Pacific. So, the—the new management of Georgia-Pacific will decide if we need to make any changes, they’ll do it the same thoughtful way we’ve always done it.

Obviously, they’ll have different incentive instruments than we’ve had. But, I see a lot of questions. Does Koch do this? Or, does Koch do that? Koch will—the—the new management team of Georgia-Pacific will decide what plans they believe makes sense for our businesses and our employees that still support their values.

Now, a lot of you asked, what about my SARS, my stock options, etc.? First of all if they’re vested, you’re perfectly free if you’re not an officer to exercise if you want to. So, if you got vested SARS, vested options and you want to exercise them at whatever the market price is, you’re perfectly free to. If you’re an officer and you do it without calling Ken Khoury, I’ll kill you. (AUDIENCE LAUGHTER) Once the transaction is over, then all the unvested options vest and they will be cashed out by—by the—by the tender offer.

So, what other questions have you got?

(QUESTION)

One of the questions and this comes from Wade Cothrum in Muskogee and he says, do we still get the dividend checks payable this month since we are now bought out?

(PETE CORRELL)

Well, we are not bought out, and the regularly quarterly dividend was declared by the board and will be paid on—on schedule. You know, and we need to—our management team and all of you have got a walk a very difficult time right now. We’re still Georgia-Pacific, we’re not bought out. We still have shareholders and we still have to deliver on the results.

Now, we—we’re going, hopefully, not too far away, swap 270 share—million shareholders for two. (AUDIENCE LAUGHTER) But—but—but, factually, we’re still Georgia-Pacific, we still have to go through our business planning process. We still have to do everything we would do. So, our life is going to go on. And I’m not naïve, we’re all going to be distracted, but we have to do our darndest not to be distracted.

(QUESTION)

Several of the questions deal with kind of day to day operations. You know, what do I do about this? What do I do about hiring? And questions like that.

(PETE CORRELL)

We run Georgia-Pacific in the normal manner during this period. That’s what we legally agreed to in the merger document. That’s what we do. We do what we normally do just being Georgia-

Pacific. So, whatever you’ve been doing, keep doing it, only try to do it a little better. (AUDIENCE LAUGHTER) And, don’t stop anything. Anything that makes sense, we’ll go ahead and do.

Another question I’ve heard is what about the stock purchase plan? Well, obviously, if you don’t have a stock you can’t have a stock purchase plan, so it will get cash—cashed out at $48 and then the new Georgia-Pacific will decide what kind of compensation plans they’re going to put in place. But, mostly just remember $48 cash and G-P stays the same, and then the world’s going to change.

I have a call coming in from Georgia Plaza—G-P Plaza; hello?

(QUESTION)

Hi, this is Elizabeth and I was just curious about the fact that we keep hearing the new G-P referred to as a Forest Products company. What—are there plans to spin off consumer products?

(PETE CORRELL)

We’ve always been a Forest Products Company. We tried to con the world for awhile that we were a Consumer Products Company, (AUDIENCE LAUGHTER) to get a higher stock price, but we’ve always been a Forest Products Company. My Lord, we operate big plywood plants, big pulp mills, big liner board mills, saw mills. What we do starts with a tree. Whether it ends up in plywood or toilet paper, it started off being a tree. (AUDIENCE LAUGHTER) And—and so we’re all—that’s—that’s more just an admission that Meg and we started 4 or 5 months ago of just kind of ‘fessing up that—that we were a Forest Products Company and proud of it. But, there’s no lack of the—of commitment to our Consumer Products business. The growth of it. Its brands. That’s—we believe there’s value there. I think this acquisition price proves there’s value there. We ought to feel good about that.

I have a question from the headquarters from one of the conference rooms. Hello?

(QUESTION)

Yes, hello. Hi, this is Ed Lerner here in Atlanta, and my question is retail Consumer Products is a very big part of G-P, and it doesn’t seem to be, at least, something that Koch has a lot of experience in, and my question is, is Koch committed to the retail Consumer Products business and taking on the likes of Proctor and Gamble and KC and the rest of our current competitors?

(PETE CORRELL)

Well, I can’t speak for Koch, but I know they didn’t pay $48 a share for Georgia-Pacific if they didn’t like the Consumer Products business. And remember, we weren’t big into the Consumer Products business either until we bought Fort James. So, this is not rocket science. This is selling toilet paper and towels. And—and

Dixie cups and we’re good at it. And we ought to be proud of that and—and we hope we can learn some things from Koch that will make us even better at it.

(QUESTION)

Hi, I wanted to know, as a silver lining, how soon can we be reprieved of the Sarbanes Oxley regulations? (AUDIENCE LAUGHTER AND APPLAUSE)

(PETE CORRELL)

I have had the hardest time wiping the grin off of Bob Nelson’s face from—(AUDIENCE LAUGHTER) from the day we told him this. So, the answer is just as quick as we can. (AUDIENCE LAUGHTER) There are some technical things… (AUDIENCE LAUGHTER AND APPLAUSE)

There are some technical issues with some debt still outstanding, but we’re working through them.

You know, that’s one thing we didn’t stress enough and I hope y’all think about this. Think how much fun it will be to just concentrate on creating value and not conforming to one bureaucratic thing or another. I said to the newspaper, there’s many a night I went home and had a drink and said, wouldn’t it be fun to work for a private company? (AUDIENCE LAUGHTER)

Well, look, it’s a big day. It’s a lot to digest. We’ll be—we’ll be getting out everything we know. And when we can tell you, there’ll be constant updates both on Koch’s website and our websites. This is a good thing. I guess the board asked Lee and I what we thought, and we said this is the right thing to do. This is the right thing to do for the shareholders, and the employees are going to enjoy the ride. So, thank you very much. (AUDIENCE APPLAUSE)

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